Exhibit 21.1

Principal Subsidiaries and VIEs of the Registrant

Principal Subsidiaries	Place of Incorporation
Boqii Corporation Limited	Hong Kong
Boqii International Limited	Hong Kong
Xingmu International Limited	British Virgin Islands
Xingmu HK Limited	Hong Kong
Nanjing Xinmu Information Technology Co., Ltd.	PRC
Xincheng (Shanghai) Information Technology Co., Ltd.	PRC
Shanghai Yiqin Pets Products Co., Ltd.	PRC

VIE	Place of Incorporation
Guangcheng (Shanghai) Information Technology Co., Ltd.	PRC
Nanjing Xingmu Biotechnology Co., Ltd.	PRC

Significant Subsidiaries of VIEs	Place of Incorporation
Boqii (Shanghai) Information Technology Co., Ltd.	PRC
Tianjing Guangcheng Information Technology Co., Ltd.	PRC
Nanjing Cuida Biotechnology Co. Ltd.	PRC
Taizhou Xingmu Biotechnology Co., Ltd.	PRC